Exhibit 3.1

AMENDMENT

TO

AMENDED AND RESTATED BYLAWS

OF

YRC WORLDWIDE INC.

This Amendment to the Amended and Restated Bylaws (adopted as of September 16, 2011) (the “Bylaws”) of YRC Worldwide Inc., a Delaware corporation, is made as of this 27th day of October 2020. Any capitalized terms used but not otherwise defined herein shall have the meaning given to it in the Bylaws.

1.    Article V, Section 5.3 of the Bylaws is hereby deleted in its entirety and replaced with the following:

“Section 5.3 Alternative Members and Ex Officio Members.

(a) Subject to the rights of the holders of one or more series of Preferred Stock, voting separately by class or series, to replace members to sit on a committee pursuant to the terms of any Preferred Stock Designation, the Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of such committee.

(b) Each of the Chairman of the Board and the Chief Executive Officer shall serve as ex-officio members of all committees of the Board on which each does not otherwise serve as a member, in each case to the extent permitted by applicable law, regulation or stock exchange requirements. Each ex-officio member or members of any committee shall be entitled to be present in person, to present matters for consideration and to take part in consideration of any business by the committee at any meeting of the committee, but which ex-officio member or members shall not be counted for purposes of a quorum nor for purposes of voting or otherwise in any way for purposes of authorizing any act or other transaction of business by such committee. The Chairman of the Board as an ex-officio member may notice and call any meeting of a committee in accordance with the procedures set for by the committee in accordance with Section 5.4 below.”

2.     Except as hereby amended, the Bylaws shall in all other respects remain in full force and effect.